Exhibit 4.22

GPC Biotech AG

Martinsried/Planegg, Germany

“2004 Stock Option Plan”

(Option Terms)

Preamble

The Annual Shareholders’ Meeting of GPC Biotech AG (hereinafter the “Company” or “GPC”) adopted a resolution on August 31, 2004, implementing the 2004 Stock Option Plan for members of the Management Board, as well as for employees of both the Company and affiliated companies at home and abroad (hereinafter the “Optionees”).

The terms of the 2004 Stock Option Plan are as follows:

§ 1

Form and Classification of the Option Right; Option Ledger

(1)	Optionees receive registered option rights that constitute the right to acquire the number of no-par value shares of the Company specified in the option offer or in the warrant.

(2)	The option rights may be certificated by several registered global warrants. There is no entitlement to (individual) certification.

(3)	A stock ledger with an “option rights” column (hereinafter the “Option Ledger”) is kept at the exercise agent (cf. § 17) on behalf of the Company, in which the option rights are recorded along with the subscription price (cf. § 7 para 1), the series and number, as well as the holder of the option rights identified by name, date of birth, domicile, and occupation. In particular, the Option Ledger also contains the information necessary for determining the period pursuant to § 13 para 1 (“Vesting Period”).

(4)	The only persons deemed Optionees relative to the company are those who are recorded as such in the Option Ledger.

§ 2

Structure of the Option Right

(1)	Under the present terms and subject to the adjustments pursuant to § 7 and § 8, the option rights may be exercised at a ratio of 1:1 for no-par value registered shares of the Company as the options issuer in return for payment of the base price to be established pursuant to § 7 (option right).

(2)

The Company’s Annual Shareholders’ Meeting created contingent capital as of August 31, 2004, to secure the option rights to be granted to the Optionees. The Company’s Management Board may decide — subject to agreement with the Supervisory Board, the latter acting alone insofar as the Management Board itself is affected — whether the no-par value shares needed to discharge the exercised option rights shall be provided from the available contingent capital or from a program for the acquisition of treasury stock that has been adopted or may be adopted by the Annual Shareholders’ Meeting.

§ 3

Acquisition Periods; Term

(1)	The subscription rights may be offered to the beneficiaries within the last ten weekdays of each calendar month (acquisition period pursuant to Section 193 para 2 no 4 AktG (Aktiengesetz - German Stock Corporation Act). The effective date of the option issue is the date on which the Management Board — or, insofar as that body itself is a beneficiary, the Supervisory Board — has made an offer to the Optionee for subscription to the option rights, if said offer was accepted within the subscription period.

(2)	The term of the subscription rights to be issued is ten years from the date the subscription rights were issued. The subscription rights shall expire without compensation at maturity.

§ 4

Waiting Period

Pursuant to § 193 para 2 no 4 German Stock Corporation Act, the beneficiaries may exercise the subscription rights no sooner than two years after the subscription rights were granted. Moreover, the subscription rights may be exercised only if the notice periods established by the Company in the offer letter or in the (global) warrants pursuant to § 13 para 1 have expired after such two-year waiting period.

§ 5

Exercise Period

(1)	Subscription rights may not be exercised from the day on which the Company announces an offer to its shareholders to subscribe to new shares or bonds with conversion or option rights by means of a notice sent to all shareholders or by publishing such offer in the Official Gazette [Bundesanzeiger] of the Federal Republic of Germany until the day on which the new Company shares are first quoted “ex rights” on the Frankfurt/Main Stock Exchange.

(2)	In addition, the subscription rights may be exercised in each instance only for a period of six weeks beginning with the publication of the quarterly reports or the annual financial statements (exercise period pursuant to Section 193 para 2 no 4 [German] Stock Corporation Act ). Subscription rights may not be exercised under any circumstances from December 24 through 31 of a calendar year.

(3)	The Management Board — or the Supervisory Board, insofar as the Management Board is affected — is authorized to impose further restrictions on the exercise period.

§ 6

Performance Targets

(1)	Notwithstanding § 4 and § 5, the subscription rights may be exercised only if the closing price of the stock outperforms a benchmark index (performance target pursuant to Section 193 para 2 no 4 German Stock Corporation Act ).

(2)	The benchmark index shall be a mixed index (the “Price Index”) — one half of which shall be composed of the IG Biotech Index of the Frankfurt/Main Stock Exchange and the other half of which shall be composed of the NASDAQ Biotech Index — formed by adding the weighted values of the respective indices.

(3)	The Price Index, as well as the stock’s closing price on the day the subscription rights are issued, shall be the starting benchmark for measuring performance. The subscription rights may be exercised only if the closing price outperforms the Price Index. The date four weeks prior to the exercise of the subscription rights shall be the governing date for purposes of comparison.

(4)	The price of the GPCB stock in the XETRA closing auction of the Frankfurt/Main Stock Exchange for one no-par value share of the Company shall be considered the closing price.

§ 7

Subscription Price

(1)	Under the option terms, each subscription right carries the right to subscribe to one no-par value registered share of the Company. The subscription price to be paid upon exercise of the subscription right for subscription to one no-par value share shall correspond to the average of the closing prices of the Company’s no-par value shares in the XETRA closing auction on the Frankfurt/Main Stock Exchange during the last five trading days prior to the granting of the subscription rights, but, at a minimum, to the pro rata amount of the capital stock represented by one share of GPC Biotech AG.

(2)	In the event of a capital increase from Company assets, any existing contingent capital pursuant to Section 218 German Stock Corporation Act shall be increased at the same ratio as the capital stock. The subscription ratio pursuant to § 2 para 1 shall increase by the same ratio. Fractional shares that arise as a result of such capital increase from Company assets shall not be considered at the time the option right is exercised.

§ 8

Adjustment of the Option Rights

(1)	In the event of a merger of the Company into another company, a change in the Company’s corporate form, a change in the nominal value of the shares, or any comparable measures that impair the Optionees’ rights through a loss of or a change in the shares underlying the option rights in accordance with the present option terms, the option right shall be replaced by the right to acquire, in each case, at the base price, that number of shares of stock, capital shares, or other ownership interests in the Company or its legal successor (which take the place of the Company’s stock) whose value corresponds to the market value of the Company’s stock at the time such measure is executed. For the rest, the provisions of the present option terms shall remain applicable without limitations.

(2)	In the event of a capital reduction through a reverse split (Section 222 para 4 German Stock Corporation Act) or through the redemption of shares (Section 237 German Stock Corporation Act), the subscription ratio shall be adjusted by multiplying it by the factor obtained by dividing the number of shares subsequent to the capital reduction by the number of shares prior to the capital reduction. Fractional shares that arise as a result of a capital reduction shall not be made available at the time the subscription right is exercised.

(3)	The Optionees are not entitled to any rights to dividends or other distributions in connection with the shares underlying the option rights until the option right is exercised.

§ 9

Exercise Procedure; Issuance of New Shares

(1)	In order to exercise the option right, the Optionee shall

a)	enter the number of options to be exercised and the exercise date in the original warrant. In addition, the Optionee shall sign such exercise in the original warrant and obtain the Company’s countersignature;

b)	submit a written notice of exercise, in duplicate, to the exercise agent or to a fiduciary agent engaged for that purpose (cf. § 17) using the form available from such exercise agent or fiduciary agent; and

c)	pay the full subscription price in euros, free of costs and charges to the Company, to the bank account of the Company as indicated on the exercise notice form.

(2)	Notices received by the exercise agent during the periods indicated in § 4 and § 5 shall be considered to have been submitted and received as of the following banking day on which exercise of the option right is again permitted. The Optionee may retract his or her exercise notice only as long as such notice is not yet deemed to have been received.

(3)	New shares shall be printed and delivered in the form provided for by the Company’s applicable Articles of Incorporation, as amended. Issuance shall be effected — to the extent possible and subject to full payment of the subscription price — within ten banking days after the exercise notice has taken effect.

(4)	In the event that the Optionee intends to sell the new shares acquired through exercise of the option immediately after receiving them, the Company, in the interest of placing the shares in a manner not disruptive to the market, shall be entitled to offer the new shares arising from multiple exercises on behalf of the Optionees and in a manner that safeguards their interests, for example, to institutional investors as blocks of shares. At the request of the Company, the Optionees shall cooperate in such placement in a suitable and appropriate manner designed not to disrupt the market.

(5)	New shares may be issued only in accordance with the provisions of the present option terms and not prior to full payment of the subscription price pursuant to § 7 (cf. Section 199 para 1 German Stock Corporation Act).

§ 10

Participation Rights of the New Shares

The shares resulting from the exercise of the option right participate in profits from the beginning of the previous fiscal year — if they result from such exercise prior to the onset of the Company’s Annual Shareholders’ Meeting — otherwise, from the beginning of the fiscal year in which they are created through the exercise of the option right.

§ 11

Disposition of Option Rights

(1)	The option rights may not be transferred under any circumstances.

(2)	Other dispositions of the option rights, the granting of subinterests, the establishment of a trust, or entering into short positions by conceding the option rights granted to the Optionee to third parties, as well as comparable closing transactions which, economically, result in a disposal of the option rights, are equally impermissible.

(3)	Breaches of paras 1 and/or 2 shall result in forfeiture of the option rights. The Management Board, subject to agreement with the Supervisory Board, may approve dispositions pursuant to para 1 or 2, insofar as they are reported to the Management Board in advance, if the Company or the Optionee have a justified interest therein.

(4)	Notwithstanding paras 1 and 2, Optionees shall be authorized to sell their option rights after the expiration of the two-year waiting period (Section 193 para 2 no 4 German Stock Corporation Act ) or after the expiration of the vesting period specified in the warrants to a bank to be designated by the Company.

§ 12

Devolution of Inheritance

(1)	The option rights shall be freely inheritable, insofar as they have not been terminated pursuant to § 13. The heirs shall be subject to the provisions of the present option terms.

(2)	The heirs shall be required to report their inheritance status to the Company and to prove their identity in accordance with Section 35 GBO (Grundbuchordnung - German Land Registry Act).

§ 13

Vesting Period; Termination of the Option Rights

(1)	As a rule, option rights may be terminated over a period not to exceed four (4) years (“Vesting Period”), where the expiration of the Vesting Period of all option rights granted to the Optionee need not be uniformly distributed across the Vesting Period but may be staggered instead (e.g. 50% after two years and the remainder after four years, or one quarter annually across four years). The Vesting Period begins with the issuance of the warrant. In each individual case, the Vesting Period shall be established by the Management Board or the Supervisory Board — depending on which body is responsible therefor — in accordance with internal guidelines, if any, to be jointly formulated by these bodies and communicated to the Optionee in the option offer. Insofar as warrants certificating the option right are issued, the expiration of the Vesting Period is also set forth in the respective warrant.

(2)	The Company or companies affiliated with it, now or in the future, may terminate an option right that is still subject to a Vesting Period pursuant to para 1 without prior notice and compensation if the Optionee’s employment is terminated prior to the expiration of the Vesting Period established for the option right. The termination of option rights takes effect upon receipt of a separate written termination notice, but at the earliest,

a)	in case the Optionee gives notice, upon receipt of such notice;

b)	in case the Optionee is terminated, as of the effective date of such termination (end of the employment contract) or, in case the Optionee is laid off, at the time of such layoff;

c)	in case the Optionee gives notice for cause, at the time the Optionee’s termination would have taken effect — assuming that a termination notice from the Company or a company affiliated with it, now or in the future, exists at the time the Optionee gives notice; or

d)	in all other cases, at the time the employment contract actually ends (e.g. through termination agreement, death, early retirement, family leave, and so forth).

(3)	The Company or the companies affiliated with it, now or in the future, may terminate an option right that is no longer subject to a Vesting Period pursuant to para 1 without prior notice and compensation,

a)	if the Optionee has not exercised his or her option right within three (3) months [in case of death, within six (6) months] of the effective date of the termination pursuant to para 2 or

b)	if the Optionee has not exercised his or her option right within three (3) months (in case of death, within six (6) months) of the withdrawal of the affiliate employing the Optionee from the Group (interest of less than 50% in the capital stock or nominal capital), where the exercise of such option right would have been possible, taking the waiting period pursuant to § 4 and the exercise periods pursuant to § 5 into account. If an option right cannot be exercised pursuant to the provisions of § 4 and § 5 at the time the termination takes effect, the period begins when the exercise requirements set forth in § 4 and § 5 are satisfied.

(4)	In exceptional cases, the Management Board — or, if that body itself is affected, the Supervisory Board — may forgo termination of some or all of the option rights if such termination of the option rights would seem inequitable in the specific case (suspension of employment owing to family leave, permanent disability, early retirement, and so forth). The same applies if the option rights are intended as a substitute for a severance payment, if any, owed at the expiration of the employment contract or board appointment. In individual cases, the decision to forgo termination of the option right may be made conditional upon the requirement that the Vesting Period be extended by a period commensurate with the suspension of the employment relationship (e.g. owing to family leave or unpaid vacation).

(5)	If the Optionee’s employment contract and/or board appointment with the Company or a company affiliated with it, now or in the future, ends — for whatever reason — and if it is replaced by a new employment contract or board appointment (e.g. switch from the Management Board to the Supervisory Board) with the Company or a company affiliated with it, now or in the future, the aforementioned termination rights shall not apply to such expiration but rather only to the expiration of the new employment contract or the new board appointment.

(6)	The Company is authorized to terminate the option right without prior notice effective immediately if and as soon as bankruptcy proceedings are instituted with regard to the Optionee’s assets, the institution of bankruptcy proceedings is denied for lack of assets, or execution is levied upon option rights or warrants by a creditor and such execution is not lifted within six (6) months (upon expiration of the six-month period).

(7)	The Company may require the Optionee or any other possessor to return any previously issued warrants that have been terminated.

§ 14

Taxes

The Optionee shall be liable for paying all taxes due in connection with the granting or exercise of the option rights, including church taxes and the solidarity surcharge, and the Company shall deduct such taxes and duties, to the extent prescribed by law, from the Optionee’s salary and, if applicable, pay them to the respective corporate revenue service by way of withholding. Moreover, the Company may require the Optionee to prove that the respective taxes have been paid or provide adequate security before it issues any shares to the Optionee. The Company shall report any failure or inability on the part of the Optionee to satisfy his or her duties under this provision to the corporate revenue service.

§ 15

Insider Trading Rules

(1)	The Company hereby advises Optionees that they may be subject to insider trading rules and could be held criminally liable if they fail to comply with such rules. Insiders are prohibited, in particular, from using their knowledge of insider information (Section 14 para 1 German Securities Trading Act - Wertpapierhandelsgesetz) to sell the shares they subscribed through the exercise of their option rights.

(2)	The Optionee undertakes hereby to acknowledge and comply with the internal guidelines on avoiding insider trading violations that the Company has issued or will issue in the future. Any breach of these guidelines constitutes a violation of collateral duties under labor law, which might give the Company the right to terminate the Optionee effective immediately.

§ 16

Non-Obligation Clause

Option rights are granted with the proviso that such granting is voluntary and does not give rise to any legal claim to the granting of option rights in the future, even if option rights are granted repeatedly.

§ 17

Exercise Agent

The Company’s Management Board — or, insofar as that body itself is a beneficiary, the Supervisory Board — shall serve as the exercise agent. The Company authorizes its legal department to accept subscription notices and to execute the exercise procedure. The Company is authorized to engage a fiduciary agent (e.g. a bank) to take over these duties from the Management or Supervisory Board and serve as the exercise agent.

§ 18

Notifications

Notices, communications, changes, or modifications pertaining to the option rights shall be made known to the Optionee in writing. Legally binding written notifications (e.g. termination notices, adjustment of the base price, and so forth) shall be delivered to the Optionee in person against receipt or by registered mail or courier to the last address provided by the Optionee to the Company or its affiliate(s).

§ 19

Concluding Provisions

(1)	If individual provisions of the present option terms are or become fully or partially ineffective or unenforceable, the effectiveness of the remaining provisions thereof shall not be affected thereby. The ineffective or unenforceable provisions shall be replaced by provisions that come as close as possible to the economic purpose of the unenforceable provisions in a legally permissible manner. The same shall apply analogously to any lacunae requiring amendment that become evident in the implementation of the present option terms.

(2)	Modifications of and amendments to the present terms shall be made in writing, to the extent that they need not be notarized. The preceding clause shall also apply to modifications of the written form clause.

(3)	The Company’s domicile shall be the place of performance and jurisdiction.

(4)	The form and content of both the option rights and the rights and duties of the Optionee and the Company are subject to the laws of the Federal Republic of Germany.

Martinsried/Planegg, Germany,

The Management Board of

GPC Biotech AG

Acknowledged:

( )